SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3066

E-MAIL ADDRESS
JMERCADO@STBLAW.COM

VIA FEDEX

May 1, 2006

Mr. Elliot Staffen
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Banco Hipotecario S.A. (82-34946) Furnishes Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Dear Mr. Staffen,

On behalf of our client, Banco Hipotecario S.A. (the "Bank"), and pursuant to Rule 12g3-2b (the "Rule") under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), we are furnishing the following information:

1. English translation of note No. 129 to the Argentine Securities Commission ("ASC"), dated March 31, 2006;
2. English translation of note No. 130 to the Buenos Aires Stock Exchange, dated March 31, 2006;
3. English translation of note No. 131 to the Mercado Abierto Electronico, dated March 31, 2006;
4. English translation of note No. 148 to the ASC, dated April 7, 2006;
5. English translation of notice to the ASC, dated April 18, 2006;
6. English translation of notice to the ASC, dated April 19, 2006;
7. English translation of notice to the ASC, dated April 20, 2006;
8. English translation of notice to the Issuers' Department of the ASC, dated April 25, 2006;

9. English translation of notice to the manger of Technical and Negotiable Obligations Department of the Buenos Aires Stock Exchange, dated April 26, 2006;

10. English translation of press release dated April 27, 2006;

11. English translation of press release – Fourth Quarter Earnings of Fiscal Year 2005; and

12. Financial Statements of the Bank for the year ended

The information and documents enclosed with this letter are being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (212-455-3066) if you have any questions or require any further information.

Kindly acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to the undersigned in the self-addressed stamped envelope.

Sincerely,

Jaime Mercado

Enclosures

cc: Marcelo Icikson

82-34946

BANCO HIPOTECARIO S.A.

Note No. 129
Buenos Aires, March 31, 2006

Messrs.
ARGENTINE SECURITIES COMMISSION ("CNV")

RE: Level I American Depositary Receipts ("ADR") Program

Gentlemen,

We are pleased to address this note to you in order to notify you that the U.S. Securities and Exchange Commission (SEC) has declared the effectiveness as of March 27 of the Level I American Depositary Receipts Program, a description of which is attached hereto.

Yours sincerely

(Illegible signature)
Ernesto Viñes
Attorney-in-Fact
Banco Hipotecario S.A.

BANCO
HIPOTECARIO

Buenos Aires - Argentina, March 31, 2006 – Banco Hipotecario S.A. (BASE: BHIP) the leading mortgage lender in Argentina announced today that, with a view to increasing the liquidity of its shares and visibility to international investors, it has decided to implement a Level I American Depositary Receipts ("ADR") Program. An F-6 registration has been filed with the U.S. Securities and Exchange Commission and the program has been declared effective.

This Level I ADR Program has the following characteristics:

- ADRs are U.S. securities issued by a depositary bank representing shares of a non-US company. The Bank of New York will act as depositary bank;
- An ADR gives US investors access to the Banco Hipotecario shares through the over-the-counter market on which ADRs are freely negotiable in the United States.

Summary table

Exchange: OTC
Ticker Symbol: BHPTY
CUSIP Number: 05961A202
Ratio: 1 ADR: 1 Ordinary Share
Underlying share description: Class D
Depositary Bank: The Bank of New York

82-34946

BANCO HIPOTECARIO S.A.

RECEIVED

2006 MAY -4 A 10:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Note No. 130

Buenos Aires, March 31, 2006

Messrs.
BUENOS AIRES STOCK EXCHANGE

RE: Level I American Depositary Receipts ("ADR") Program

Gentlemen,

On account of the fact that the U.S. Securities and Exchange Commission declared the effectiveness of the referenced program as of March 27, we would appreciate your publishing the attached notices in the Bulletin of the Buenos Aires Stock Exchange.

Yours sincerely

(Illegible signature)
Ernesto Viñes
Attorney-in-Fact
Banco Hipotecario S.A.

Note N° 130
ORIGINAL
N° 00098163

BUENOS AIRES STOCK EXCHANGE

We have received from *Banco Hipotecario S.A.* the following documentation: *Information regarding the registration of the ADR Program by the SEC.*

Remarks:

Buenos Aires, *04/03/2006* at (illegible).

There appears a seal of the Buenos Aires Stock Exchange followed by the signature and seal of Ms. Patricia M. González, Head of Corporate Information.

82-34946

RECEIVED

2006 MAY -4 A 10: 03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BANCO HIPOTECARIO S.A.

Note No. 131

Buenos Aires, March 31, 2006

Messrs.
MERCADO ABIERTO ELECTRÓNICO

RE: Level I American Depositary Receipts ("ADR") Program

Gentlemen,

We are pleased to address this note to you in order to attach a copy of the notices sent to the Argentine Securities Commission ("CNV") in connection with the referenced program.

Yours sincerely

(Illegible signature)
Ernesto Viñes
Attorney-in-Fact
Banco Hipotecario S.A.

[There appears an illegible seal]

82-34946

BANCO HIPOTECARIO S.A.

[Seal reading: 004321 Argentine Securities Commission, April 7, 2006 at 10:45 A.M. Received]

Note No. 144

Buenos Aires, April 7, 2006

To the
ARGENTINE SECURITIES COMMISSION

Re: Call to General Ordinary Shareholders' Meeting; Special Meeting of Class "D" Shareholders; Special Meeting of "Class B" Shareholders and Special Meeting of Class "C" Shareholders of Banco Hipotecario S.A..

Gentlemen,

This is to notify you that the Board of Directors of Banco Hipotecario S.A. has resolved to call a General Ordinary Shareholders' Meeting; a Special Meeting of Class "D" Shareholders; a Special Meeting of "Class B" Shareholders and a Special Meeting of Class "C" Shareholders to be held on April 28, 2006 at the registered office located at Reconquista 151, 7th Floor of the city of Buenos Aires.

For such purpose, please find attached hereto the following documentation:

1. A transcription of the relevant portion of Board minutes N° 187 corresponding to the meeting held last March 28, which considered and resolved to call the aforementioned Meetings.

2. Information relating to the allocations made to the Board of Directors.

3. Notices of Meetings

Sincerely yours,

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

[Letterhead of Banco Hipotecario followed by a seal and signature of the Notary Public]

TRANSCRIPTION OF THE RELEVANT PART OF BOARD MINUTES No. 187 OF BANCO HIPOTECARIO S.A. "BOARD MINUTES No. 187. In the City of Buenos Aires, on this 28th day of March of the year two thousand and six, at 10:30 a.m., a meeting was held by the Board of Directors of BANCO HIPOTECARIO S.A. at its registered office, with the attendance of the Regular Directors: for Class "A", Julio Augusto MACCHI and Carlos Bernardo PÍSULA; for Class "C", Federico L. BENSADÓN; and for Class "D", Jorge Miguel GROUMAN, Gabriel A. REZNIK, Pablo D. VERGARA DEL CARRIL and Ernesto VIÑES. Also present were the following Regular Syndics: for Class "A", Dr. Silvana GENTILE; for Class "B" Martin Scotto and for Classes "D" and "C", Dr. José Daniel ABELOVICH, Dr. Marcelo FUXMAN and Dr. Ricardo FLAMMINI. The Chairman, Mrs. Clarisa Diana LIFSIC de ESTOL, the Vice Chairman, Eduardo Sergio ELSZTAIN, and Directors Edgardo FORNERO, Jacobo Julio DREIZZEN and Saúl ZANG were absent to the meeting. Upon verifying the existence of legal and statutory quorum, attendants are notified that Mrs. ESTOL and Mr. ELSZTAIN have granted a proxy-letter in favor of Mr. Viñes for him to vote in their name and on their behalf at the meeting to be held on the date hereof, pursuant to the provisions of section 266 (second paragraph) of Law N° 19,550 of Business Companies, which documents are attached as an Exhibit hereto. Further, pursuant to the provisions of section 266 of the business companies law, Mr. FORNERO has granted a proxy letter in favor of Mr. MACCHI, for him to vote in his name on any issue to be dealt with at this meeting, which documentation is also attached as an exhibit hereto. Then Mr. VIÑES, temporarily acting as Chairman, submitted to consideration the first Agenda item: **CALL TO SHAREHOLDERS' MEETINGS: GENERAL ORDINARY SHAREHOLDERS' MEETING; SPECIAL MEETING OF CLASS "D" SHAREHOLDERS, SPECIAL MEETING OF CLASS "B" SHAREHOLDERS and SPECIAL MEETING OF CLASS "C" SHAREHOLDERS;**. (...) Next, there was an extensive exchange of opinions, after which the Board of Directors (...) **resolved**: 1) To call the shareholders of Banco Hipotecario S.A. to a General Ordinary Shareholders' Meeting to be held on April 28, 2006, at first call at 11:00 a.m., and at second call at 12:00 noon., at the Bank's registered office located at Reconquista 151, 7th Floor, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Review of documents required under Section 234, Subsection 1, of Law 19,550 for the fiscal year ended December 31, 2005; (iii) Full absorption of the negative unappropriated results amounting to $ 2,272,195 thousand (resulting after deduction of year 2005 profits which amounted to 253,307 thousand), employing for such purpose the optional reserve for $ 169,608 thousand, the statutory reserve for $ 1,022,078 thousand and a portion ($ 1,080,509 thousand) of the balance of the equity adjustment account, (iv) Consideration of the Board of Directors' and Supervisory Committee's performance; (v) Consideration of compensation payable to the Board of Directors for technical and administrative duties for $ 2,668 thousand, composed of $ 1,500 thousand as fees and $ 1,168 thousand as other remunerations for the fiscal year ended December 31, 2005, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission which takes into account the unappropriated results and does not take into account the profits of the previous year which amounted to $ 253,307 thousand (section 71, second part, of the Business Companies Law); (vi) Consideration of the statutory bonus (section 14, subsection C) to directors forming part of the Executive Committee for $ 2,533 thousand based on the profits recorded in year 2005 (Market Value/Profit per Share ratio) and approximately $ 6,974 thousand based on the market stock appreciation value (SAR) as may result upon expiration of the term to

determine such benefit. Both bonuses have been provided for in the balance sheet as of 12/31/05, which recorded a computable deficit pursuant to the provisions of the Regulations of the Argentine Securities Commission, which takes into account the unappropriated results and does not take into account the profits of the previous year which amounted to $ 253,307 thousand (section 71, second part of Business Companies Law); (vii) Consideration of the fees payable to the Supervisory Committee for $ 561 thousand; (viii) Appointment of Certifying Accountant for fiscal year 2006; (ix) Consideration of the bonus system approved by shareholders meeting N° 13 dated April 28, 1999, and renewed by shareholders' meeting N° 47 dated April 28, 2004. 2) To call the shareholders of Banco Hipotecario S.A. to a Special Meeting of Class "D" Shareholders to be held on April 28, 2006 at first call at 12:30 p.m., at the registered office located at Reconquista 151, 7th Floor, city of Buenos Aires to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes. (ii) Election of five regular directors for the term of two years to replace five regular directors whose terms of office have expired and one regular director to complete the term of office of a retiring director; (iii) Determination of the number of alternate directors. Ratification of the alternate directors elected by the Shareholders' Meeting held on 04.28.05 whose terms of office have not expired and election of the alternate directors to complete the number to be determined by this Shareholders' Meeting. 3) To call the shareholders of Banco Hipotecario S.A. to a Special Meeting of Class "B" Shareholders to be held on April 28, 2006 at first call at 1:00 p.m., at the registered office located at Reconquista 151, 7th Floor of the city of Buenos Aires, to deal with the following Agenda: (i) Appointment of one shareholder to approve and sign the minutes. (ii) Election of a regular director for the term of two years, to replace one regular director whose term of office has expired. (iii) Election of an alternate director for the term of two years, to replace one alternate director whose term of office has expired. (iv) Election of an alternate syndic to complete the term of office of the alternate syndic who assumed as regular syndic. 4) To call the shareholders of Banco Hipotecario S.A. to a Special Meeting of Class "C" Shareholders to be held on April 28, 2006, at first call at 1:30 p.m. at the registered office located at Reconquista 151, 7th floor, city of Buenos Aires, in order to deal with the following Agenda: (i) Appointment of one shareholder to approve and sign the minutes. (ii) Election of one regular director for the term of two years, to replace one regular director whose term of office has expired. --

The foregoing is a true transcription of the pertinent part of Board Minutes No. 187 recording the meeting held on March 28, 2006. --

For it to be filed with whomever it may concern, this instrument is issued and signed in Buenos Aires, on April 6, 2006.---

BANCO HIPOTECARIO S.A.

Allocations made to directors and the supervisory committee
Balance sheet as of 12.31.2005
[amounts in thousands of $]

1. Allocated to the statement of income	12,175
2. Final amount proposed to the shareholders' meetings	12,175

Other information to determine Computable Profits

3. Profit/Loss of the year (net of taxes)	253,307
4. +/- Adjustment from prior years	4,648
5. Cumulative Losses at the beginning of year	(2,530,150)
6. Statutory Reserve	--
SUBTOTAL	(2,272,195)
7. + Allocations to the board of directors and the supervisory committee charged to the statement of income	12,175
TOTAL	--
8. Computable profits	--
9. Proportion between computable profits and compensation	--
10. Proportion between computable profits and dividends	--

BANCO HIPOTECARIO S.A.

NOTICE: Notice is given to the shareholders of Banco Hipotecario S.A. of the General Ordinary Shareholders' Meeting to be held on April 28, 2006, at first call at 11:00 a.m., and at second call at 12:00 noon., at the Bank's registered office located at Reconquista 151, 7th Floor, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Review of documents required under Section 234, Subsection 1, of Law 19,550 for the fiscal year ended December 31, 2005; (iii) Full absorption of the negative unappropriated results amounting to $ 2,272,195 thousand (resulting after deduction of year 2005 profits which amounted to 253,307 thousand), employing for such purpose the optional reserve for $ 169,608 thousand, the statutory reserve for $ 1,022,078 thousand and a portion ($ 1,080,509 thousand) of the balance of the equity adjustment account, (iv) Consideration of the Board of Directors' and Supervisory Committee's performance; (v) Consideration of compensation payable to the Board of Directors for technical and administrative duties for $ 2,668 thousand, composed of $ 1,500 thousand as fees and $ 1,168 thousand as other remunerations for the fiscal year ended December 31, 2005, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission which takes into account the unappropriated results and does not take into account the profits of the previous year which amounted to $ 253,307 thousand (section 71, second part, of the Business Companies Law); (vi) Consideration of the statutory bonus (section 14, subsection C) to directors forming part of the Executive Committee for $ 2,533 thousand based on the profits recorded in year 2005 (Market Value/Profit per Share ratio) and approximately $ 6,974 thousand based on the market stock appreciation value (SAR) as may result upon expiration of the term to determine such benefit. Both bonuses have been provided for in the balance sheet as of 12/31/05, which recorded a computable deficit pursuant to the provisions of the Regulations of the Argentine Securities Commission, which takes into account the unappropriated results and does not take into account the profits of the previous year which amounted to $ 253,307 thousand (section 71, second part of Business Companies Law); (vii) Consideration of the fees payable to the Supervisory Committee for $ 561 thousand; (viii) Appointment of Certifying Accountant for fiscal year 2006; (ix) Consideration of the bonus system approved by shareholders meeting N° 13 dated April 28, 1999, and renewed by shareholders' meeting N° 47 dated April 28, 2004.

The Board of Directors

NOTE: The Shareholders are advised that the Financial Statements for the Fiscal Year ended December 31, 2005, as published in the Official Gazette on March 8, 2006, are available at the Bank's Secretary's Office located at Reconquista 151 –5th Floor - City of Buenos Aires. In addition, it is made known that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5th floor, City of Buenos Aires, on or before April 24, 2006, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

NOTICE: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "D" Shareholders to be held on April 28, 2006 at first call at 12:30 p.m., at the registered office located at Reconquista 151, 7th Floor, city of Buenos Aires to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes. (ii) Election of five regular directors for the term of two years to replace five regular directors whose terms of office have expired and one regular director to complete the term of office of a retiring director; (iii) Determination of the number of alternate directors. Ratification of the alternate directors elected by the Shareholders' Meeting held on 04.28.05 whose terms of office have not expired and election of the alternate directors to complete the number to be determined by this Shareholders' Meeting.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5th floor, City of Buenos Aires, on or before April 24, 2006, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

NOTICE: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "B" Shareholders to be held on April 28, 2006 at first call at 1:00 p.m., at the registered office located at Reconquista 151, 7th Floor of the city of Buenos Aires, to deal with the following Agenda: (i) Appointment of one shareholder to approve and sign the minutes. (ii) Election of a regular director for the term of two years, to replace one regular director whose term of office has expired. (iii) Election of an alternate director for the term of two years, to replace one alternate director whose term of office has expired. (iv) Election of an alternate syndic to complete the term of office of the alternate syndic who assumed as regular syndic.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the

issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5th floor, City of Buenos Aires, on or before April 24, 2006, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

NOTICE: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "C" Shareholders to be held on April 28, 2006, at first call at 1:30 p.m. at the registered office located at Reconquista 151, 7th floor, city of Buenos Aires, in order to deal with the following Agenda: (i) Appointment of one shareholder to approve and sign the minutes. (ii) Election of one regular director for the term of two years, to replace one regular director whose term of office has expired.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5th floor, City of Buenos Aires, on or before April 24, 2006, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

82-34946

BANCO HIPOTECARIO S.A.

[Seal reading: 004361 Argentine Securities Commission, April 10, 2006 at 11:33 A.M., Received]

Note No. 148

Buenos Aires, April 7, 2006

To the
ARGENTINE SECURITIES COMMISSION

Re: Call to General Ordinary Shareholders' Meeting of Banco Hipotecario S.A.

Gentlemen,

This note is relating to our note N° 144 dated as of the date hereof in connection with the referenced call.

In this respect and by reason of a remark made by the Buenos Aires Stock Exchange, I hereby notify you that upon the third Agenda item of such meeting being submitted to consideration, attendants shall be informed that it may not be dealt with nor any decision in respect thereof may be made by such Ordinary Shareholders' Meeting on account of the fact that such issue is to be dealt with by the Extraordinary Shareholders' Meeting.

Yours sincerely,

/signature/
Dr. Andres F. Ocampo
Attorney-in-fact

82-34946

Buenos Aires, April 18, 2006

ARGENTINE SECURITIES COMMISSION
25 de Mayo 175
City of Buenos Aires

Re: Banco Hipotecario S.A. - Extension

Notice

Gentlemen,

The undersigned, in her capacity as authorized signatory of Banco Hipotecario S.A. (the "Bank"), domiciled at Reconquista 151, C1003 ABC, City of Buenos Aires, setting up special domicile for purposes of this application at Florida 537, 18th Floor, Galería Jardín (1005), City of Buenos Aires, Republic of Argentina (Zang, Bergel & Viñes Law Firm) (Tel. 4322-0033/Facsimile: 4322-6970, Att: Angeles del Prado, Andrés Moncayo and/or María Laura Vercellini), hereby addresses the Argentine Securities Commission (the "CNV"), in connection with the notice of subscription of the Series No. 5 Fixed Rate Notes for a principal amount of up to US$ 290,000,000 due 2016 (the "Notes") to be issued by the Bank, published in the Bulletin of the Buenos Aires Stock Exchange on April 3, 2006.

In this regard, taking into account the upcoming expiration of the term for filing non-binding statements of interest to subscribe for the Notes (the "Offer Submission Period"), it is hereby given notice that the Bank has decided to extend the maturity of the Offer Submission Period, originally scheduled for April 18, 2006, at 1:00 p.m., **to April 19, 2006 at 2:00 p.m.**

Finally, we enclose a copy of the extension notice, for it to be published in your daily bulletin.

Sincerely yours,

/s/
BANCO HIPOTECARIO S.A.
Angeles del Prado
Authorized Signatory

EXTENSION NOTICE

BANCO HIPOTECARIO

Banco Hipotecario S.A.

Series No. 5 Fixed Rate Notes
for a principal amount of up to US$ 290,000,000 due 2016

This Extension Notice is published in connection with the subscription of the Series 5 Fixed Rate notes due 2016 for a principal amount of up to US$ 290,000,000 (U.S. Dollars Two Hundred Ninety Million) (the "Notes") to be issued under the US$ 1,200,000,000 Global Medium-Term Note Program of Banco Hipotecario S.A. (the "Program") authorized by the Argentine Securities Commission (the "CNV") by means of CNV Resolution No. 14,546 dated June 26, 2003, whose main terms and conditions form part of the Program's offering memorandum (the "Offering Memorandum") and pricing supplement relating to the issuance of the Notes (the "Pricing Supplement"), both of them dated April 3, 2006 and published in the Bulletin of the Buenos Aires Stock Exchange on April 3, 2006.

In connection with the subscription notice of the Notes published in the Bulletin of the Buenos Aires Stock Exchange on April 3, 2006, to which reference is made, public investors generally are hereby notified that Banco Hipotecario S.A. (the "Issuer") has decided to extend the expiration of the period during which interested parties may submit their non-binding statements of interest to subscribe for the Notes (the "Offer Submission Period") originally scheduled for April 18, 2006 at 1:00 p.m. to **April 19, 2006 at 2:00 p.m.** (the "Expiration of the Offer Submission Period"), unless the Issuer further extends such period, which shall be notified by means of publication in the Bulletin of the Buenos Aires Stock Exchange and in a newspaper of wide circulation in Argentina prior to the expiration thereof.

Except for the extension of the Expiration of the Offer Submission Period notified hereunder, the remaining terms and conditions of the offering of the Notes described in the Offering Memorandum and Pricing Supplement remain in full force and effect.

Interested parties may submit their non-binding statements of interest until the Expiration of the Offer Submission Period at the offices of the Local Dealers and the Local Sub-Dealer listed below:

Local Dealers: Citicorp Capital Markets S.A., domiciled at Florida 183 - C1005AAC - City of Buenos Aires - Argentina, Telephone 4329-1266, Attention: Xavier Tarradellas / Hernán Van Zandweghe and Deutsche Bank S.A., domiciled at Tucumán 1, 13th Floor - C1049AAA - City of Buenos Aires - Argentina, Telephone 4590-2794/2737, Attention: José Ramos.

Local Sub-Dealer: BankBoston N.A. Buenos Aires Branch, domiciled at Della Paolera 265 – C 1001ADA – City of Buenos Aires – Argentina, Telephone 4820-3582, Attention: Robert Olson.

Further information is available at the offices of the Local Dealers and/or the offices of the Local Sub-Dealer specified above in this notice.

citigroup

Deutsche Bank

BankBoston

The creation of the program has been authorized under Resolution No. 14,546 of the CNV dated June 26, 2003. Such authorization means only that the CNV's disclosure requirements have been met. The CNV has not passed upon the information contained in the offering memorandum and/or the pricing supplement. The information included herein is partial and should be completed with the information contained in the Program Offering Memorandum dated April 3, 2006 and the Pricing Supplement of even date. The Program Offering Memorandum and Pricing Supplement, as well as all the other relevant documents related to the issuance of the Notes, are available to interested parties at the offices of the Local Dealers and the Local Sub-Dealer. Interested parties should carefully consider the information contained in such documents before adopting a decision to invest in the Notes. It is expressly put on record that the Notes are excluded from the deposit guarantee insurance system referred to in Law No. 24,485 and the deposit preference system referred to in Section 49 of Financial Institutions Law No. 21,526, as amended. The Notes are not guaranteed by any floating or special guarantee or secured by any other means or any financial institution.

RECEIVED
2006 MAY -4 A 10: 3
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-34946

Buenos Aires, April 19 2006

ARGENTINE SECURITIES COMMISSION
25 de Mayo 175
City of Buenos Aires

Re: Banco Hipotecario S.A., Series 5 Notes (the "Notes") to be issued under the Medium and Long Term Note Program for a maximum outstanding amount of up to US$ 1,200,000,000 or its equivalent in other currencies (the "Program").

Ladies and Gentlemen:

The undersigned, in her capacity as authorized signatory of Banco Hipotecario S.A. (the "Bank"), domiciled at Reconquista 151, C1003 ABC, City of Buenos Aires, setting up special domicile for purposes of this application at Florida 537, 18th Floor, Galería Jardín (1005), City of Buenos Aires, Republic of Argentina (Zang, Bergel & Viñes Law Firm) (Tel.: 4322-0033/Fax: 4322-6970 – Att: María de los Ángeles del Prado, Andrés Monçayo and/or José Seoane), hereby addresses the Argentine Securities Commission in order to enclose, in view of the expiration of the Offer Submission Period, the financial information which had not been included in the Pricing Supplement dated April 3, 2006, published in the daily Bulletin of the Buenos Aires Stock Exchange on April 3, 2006 (the "Pricing Supplement") in connection with the offering of the Bank's Notes:

1) Total par value of Notes to be issued: Two Hundred and Fifty Million U.S. Dollars (US$ 250,000,000).
2) Issue price of the Notes: 99.217% of their par value.
3) Issue Date of the Notes: April 27, 2006.
4) Interest Rate of the Notes: nominal rate of 9.75% per annum.
5) Interest Payment Date of the Notes: semi-annually in arrears, on April 27 and October 27 of each year, commencing on October 27, 2006.

This letter forms part of, and supplements, the Pricing Supplement.

Sincerely yours,

By BANCO HIPOTECARIO S.A.
María de los Ángeles del Prado
Authorized Signatory

82-34946

Buenos Aires, April 20, 2006

ARGENTINE SECURITIES COMMISSION
25 de Mayo
City of Buenos Aires

Re: Banco Hipotecario S.A., tender offer (the "Tender Offer") of U.S. Dollar Denominated Notes due 2013 (the "USD Long Term Notes") and Euro Denominated Notes due 2013 (the "Euro Long Term Notes", and together with the USD Long Term Notes, the "Eligible Notes")

Ladies and Gentlemen:

The undersigned, in her capacity as authorized signatory of Banco Hipotecario S.A. (the "Bank"), domiciled at Reconquista 151, C1003 ABC, City of Buenos Aires, setting up special domicile for purposes of this application at Florida 537, 18th Floor, Galería Jardín (1005), City of Buenos Aires, Republic of Argentina (Zang, Bergel & Viñes Law Firm) (Tel.: 4322-0033/Fax: 4322-6970 – Att: María de los Ángeles del Prado, Andrés Moncayo and/or María Laura Vercellini), hereby addresses the Argentine Securities Commission in order to enclose a copy of the Press Release dated April 20, 2006.

Sincerely,

By BANCO HIPOTECARIO S.A.
Ángeles del Prado
Authorized Signatory

PRESS RELEASE

BUENOS AIRES, April 20, 2006 – In connection with its tender offer (the "Tender Offer"), which commenced on April 4, 2006, to purchase for cash up to US$82.5 million aggregate principal amount of its U.S. Dollar-Denominated Notes due 2013 ("USD Long Term Notes") and up to the equivalent of US$82.5 million aggregate principal amount of its Euro-Denominated Notes due 2013 ("EUR Long Term Notes" and together with the USD Long Term Notes, the "Eligible Notes"), Banco Hipotecario S.A. announced today that holders who tender Eligible Notes on or prior to the Expiration Date, which is 11:59 p.m. New York City time, on Wednesday, May 3, 2006, unless extended or earlier terminated, will receive the early tender premium described below and in the Offer to Purchase, dated April 4, 2006 (the "Offer to Purchase").

As of 1:00 p.m., Central European time, on Wednesday, April 19, 2006 (the "Early Tender Deadline"), an aggregate principal amount of US$122,376,388 of USD Long Term Notes and €19,504,163 of EUR Long Term Notes (US$23,990,120 based on an exchange rate of US$1.23/ €1.00) were tendered and, assuming the settlement of the Tender Offer pursuant to the conditions discussed below and in the Offer to Purchase, Banco Hipotecario had an aggregate outstanding principal amount of US$221,201,616 of USD Long Term Notes and €245,114,570 of EUR Long Term Notes.

Holders who validly tender Eligible Notes prior to the Expiration Date will be eligible to receive US$905 for each US$1,000 principal amount of USD Long Term Notes, plus a premium of US$20, and €925 for each €1,000 principal amount of EUR Long Term Notes, plus a premium of €20. In addition, Banco Hipotecario will pay accrued and unpaid interest on Eligible Notes validly tendered and accepted from the last interest payment date to, but excluding, the date set for settlement of the Tender Offer, pursuant to the terms of the Offer to Purchase.

Holders who validly tender Eligible Notes after the Early Tender Deadline do not have withdrawal rights.

The Tender Offer is subject to various conditions, including Banco Hipotecario having issued and sold new senior notes that Banco Hipotecario currently expects will close on or prior to the Expiration Date. Banco Hipotecario's obligation to consummate the Tender Offer is conditioned upon its settlement of the issue of new senior notes, on terms that are, in its sole discretion, reasonable. If Banco Hipotecario is not able to consummate the offering of new senior notes and raise the Initial Tender Amount for both series of Eligible Notes, it will not be required to consummate the Tender Offer.

Banco Hipotecario will continue to conduct the Tender Offer in accordance with terms and conditions described in the Offer to Purchase. Tenders may be subject to proration as described in the Offer to Purchase. If the aggregate principal amount of validly tendered Eligible Notes (the "Tendered Amount") for both series is greater than the Initial Tender Amount, as defined in the Offer to Purchase, for each series, then there will be a specific proration factor for each series based on each series' Tendered Amount. If the aggregate principal amount of validly tendered Eligible Notes for one of the series is less than the Initial Tender Amount (as defined in the Offer to Purchase) for such series, then Banco Hipotecario will add the difference between the Tendered Amount and the Initial Tender Amount of such series to the Initial Tender Amount of the other series, such new amount, the "Adjusted Tender Amount." Banco Hipotecario will then calculate the proration factor for the series that had more tenders, if any, based on the Adjusted Tender Amount.

The purpose of the Tender Offer is to refinance the debt issued in connection with Banco Hipotecario's restructuring, extend the maturities of Banco Hipotecario's debt and eliminate specific amortizations.

Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as the Dealer Managers for the Tender Offer, Deutsche Bank Luxembourg S.A. is acting as the Luxembourg Depository and Global Bondholder Services Corporation is acting as the Information Agent and Depositary, each for the Tender Offer. Questions may be directed to Citigroup Global Markets Inc. toll free at (800) 558-3745 or collect at (212) 723-6108, attention: Liability Management Group or Deutsche Bank Securities Inc. toll free at (866) 627-0391 or collect at (212) 250-2955, attention: Liability Management Group. Requests for documents should be directed to the Information Agent toll free at (866) 873-5600 or collect at (212) 430-3774.

Banco Hipotecario S.A. is a *sociedad anónima* formed under the laws of Argentina in September 1997 to continue the business of Banco Hipotecario Nacional. Banco Hipotecario distributes its products through a network of 24 branches and 14 sales offices located throughout Argentina.

THIS PRESS RELEASE IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL THE ELIGIBLE NOTES, WHICH MAY BE MADE ONLY PURSUANT TO THE TERMS OF THE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. THE TENDER OFFER IS BEING MADE SOLELY BY THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL. THE TENDER OFFER SHALL NOT BE MADE IN ANY SUCH JURISDICTIONS IN WHICH IT IS NOT PERMITTED TO BE MADE UNDER APPLICABLE LAW.

THE TENDER OFFER IS NOT BEING MADE IN THE REPUBLIC OF ITALY. THE OFFER TO PURCHASE HAS NOT BEEN SUBMITTED TO THE CLEARANCE PROCEDURE OF THE COMMISSIONE NAZIONALE PER LA SOCIETÀ E LA BORSA (CONSOB) PURSUANT TO ITALIAN LAWS AND REGULATIONS. HOLDERS OF ELIGIBLE NOTES ARE HEREBY NOTIFIED THAT, IF THEY ARE ITALIAN RESIDENTS, THIS OFFER TO PURCHASE IS NOT AVAILABLE TO THEM; NO TENDERS OF ELIGIBLE NOTES WILL BE ACCEPTED FROM THEM; AND ANY SUCH TENDERS SHALL BE INEFFECTIVE AND VOID. NEITHER THIS OFFER TO PURCHASE NOR ANY OTHER OFFERING MATERIAL RELATING TO THIS OFFER TO PURCHASE MAY BE DISTRIBUTED OR MADE AVAILABLE IN THE REPUBLIC OF ITALY.

Buenos Aires, April 25, 2006

Messrs.
Issuers' Department of the
ARGENTINE SECURITIES COMMISSION
25 de Mayo 175
City of Buenos Aires

Re. File. No. 434/06 - Banco Hipotecario S.A. – in re./ Tender Offer of Notes

Ladies and Gentlemen,

In my capacity as authorized signatory of Banco Hipotecario S.A. (the "Bank"), I address you in order to answer your notice related to the referenced subject.

In this sense, the notice sent by Ms. María Parodi is transcribed below:

"The offering memorandum states that as of April 4, 2006 the Dollar amount of the Notes was US$ 343,578,004 and the Euro amount of the Notes was € 264,618,733 (reference to million should be deleted) (page 1/fs. 27)."

In this regard, we have corrected the amounts mistakenly reported in the Offer to Purchase, by means of a note sent to the Buenos Aires Stock Exchange for its publication, which we attach hereto.

Sincerely yours,

María de los Angeles del Prado
Authorized Signatory

82-34946

Buenos Aires, April 26, 2006

Mrs. Nora Ramos
Manager of the
Technical and Negotiable Obligations Department
Buenos Aires Stock Exchange

Re: **Banco Hipotecario S.A. in re/ tender offer of notes**

Dear Mrs. Ramos,

The undersigned, in his capacity as authorized signatory of Banco Hipotecario S.A. hereby addresses the Buenos Aires Stock Exchange in order to request publication of this note aimed at correcting the Offer to Purchase published in your Bulletin on April 3, 2006 that states the amount of outstanding notes subject to the tender offer.

To such effect, please be informed that the correct amounts of the outstanding notes as of the date of publication are those set forth below:

1. USD-denominated Notes due 2013, ISIN: USP1330HAZ75: Outstanding amount US$ 343,578,004.

2. Euro-denominated Notes due 2013, ISIN: XS0175068971: Outstanding amount € 264,618,733.

Yours sincerely,

By: BANCO HIPOTECARIO S.A.
Andrés Moncayo
Authorized Signatory

PRESS RELEASE

Banco Hipotecario successfully issues US$250 million Notes due 2016, the largest transaction and latest maturity by an Argentine issuer since the Argentine economic crisis

Buenos Aires, April 27, 2006 – Banco Hipotecario (Buenos Aires: BHIP) reported today that it successfully completed a US$250 million issue of its Series 5 Notes due 2016, bearing interest at 9.75% per annum, at a price of 99.217%, with an effective yield of 9.875%. The proceeds of the issue will be used primarily to repurchase the Bank's Dollar and Euro denominated bonds due 2013 and for general corporate purposes.

The Notes were placed in the local and international capital markets, and subscribed by institutional investors in the United States, and by institutional and retail investors in Europe and Asia. This transaction is a landmark in the Argentine capital market given that it is the largest single transaction (US$250 million) and longest maturity (10 years) since the Argentine economic crisis.

This new issue strengthens the Bank's reputation in the local and international capital markets as a leader in the Argentine financial market and reaffirms the market's confidence in the Bank and its management. The Bank's strong equity, and liquidity position, sustained improvement in loan asset quality and positive profitability and efficiency ratios, added to the transaction's highly favorable response in the market.

As was the case in prior issues, Banco Hipotecario has made great strides in the diversification of its investor base. The new process attracted orders from more than 60 investors, including investors from Argentina, the United States and Asia.

Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. acted as international and local dealers and BankBoston, NA acted as local sub-dealer in connection with the local transaction.